INVESTMENT SUB-ADVISORY AGREEMENT

AGREEMENT made as of the 30th day of November, 2004, by and among BTIM Co., a Massachusetts corporation located at 40 Court Street, Boston, MA 02108 (the “Sub-Advisor”), Pro-Conscience Funds, Inc., a California corporation located at 625 Market Street, 16th Floor, San Francisco, CA 94105 (the “Advisor”); and Professionally Managed Portfolios, a Massachusetts business trust located at 615 East Michigan Street, Milwaukee, WI 53202 (the “Trust”), on behalf of the Women’s Equity Fund (the “Fund”).

WHEREAS, the Advisor and the Sub-Advisor are each engaged in the business of rendering investment advice; and

WHEREAS, the Advisor and Sub-Advisor are each registered as investment advisors under the Investment Advisers Act of 1940; and

WHEREAS, the Fund is a separate series of the Trust having separate assets and liabilities; and

WHEREAS, the Fund has retained the Advisor to render investment management services to the Fund pursuant to an Investment Advisory Agreement dated as of August 16, 1993 (the “Investment Advisory Agreement”), pursuant to which the Advisor may contract with the Sub-Advisor as a sub-advisor as provided for herein;

NOW, THEREFORE, WITNESSETH: That it is hereby agreed among the parties hereto as follows:

1.	APPOINTMENT OF SUB-ADVISOR.

(a)	Acceptance. The Sub-Advisor is hereby appointed and the Sub-Advisor hereby accepts the appointment, on the terms herein set forth and for the compensation herein provided, to act as investment adviser and manager to the Fund’s assets.

(b)	Independent Contractor. The Sub-Advisor shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or be deemed an agent of the Fund.

(c)	The Sub-Advisor’ Representations. The Sub-Advisor represents, warrants and agrees that it has all requisite power and authority to enter into and perform its obligations under this Agreement, and has taken all necessary corporate action to authorize its execution, delivery and performance of this Agreement. The Sub-Advisor represents, warrants and agrees that it is registered as an adviser under the Investment Advisers Act of 1940.

(d)	The Advisor’s Representations. The Advisor represents, warrants and agrees that it has all requisite power and authority to enter into and perform its obligations under this Agreement, and has taken all necessary corporate action to authorize its execution, delivery and performance of this Agreement. The Advisor further represents, warrants and agrees that it has the authority under the Investment Advisory Agreement to appoint the Sub-Advisor. The Advisor further represents and warrants that it has received a copy of Part II of the Sub-Advisor’s Form ADV. The Advisor further represents and warrants that the Fund is either (i) excluded from the definition of the term “pool” under Section 4.5 of the General Regulations under the Commodity Exchange Act (“Rule 4.5”), or (ii) a qualifying entity under Rule 4.5(b) for which a notice of eligibility has been filed.

(e)	Plenary authority of the Board of Trustees. The Sub-Advisor and Advisor both acknowledge that the Fund is a mutual fund that operates as a series of the Trust under the authority of the Board of Trustees.

2.	PROVISION OF INVESTMENT SUB-ADVISORY SERVICES.

The Sub-Advisor will provide for the Fund a continuing and suitable investment program consistent with the investment policies, objectives and restrictions of the Fund, as established by the Fund and the Advisor and provided to the Sub-Advisor in writing. The current policies, objectives and restrictions are attached hereto as Exhibit A. From time to time, the Advisor may provide the Sub-Advisor with written copies of additional or amended investment policies, guidelines and restrictions, which shall become effective at such time as agreed upon by both parties. The Sub-Advisor will manage the investment and reinvestment of the assets in the Fund, and perform the functions set forth below, subject to the overall supervision, direction, control and review of the Advisor, consistent with the applicable investment policies, guidelines and restrictions, or any directions or instructions delivered to the Sub-Advisor in writing by the Advisor from time to time, and further subject to the plenary authority of the Fund’s Board of Trustees. Consistent with Exhibit A, or unless otherwise directed in writing by the Advisor, the Sub-Advisor shall have full discretionary authority to manage the investment of the assets in the Fund, including the authority to purchase, sell, cover open positions, and generally to deal in securities, financial and commodity futures contracts, options, short-term investment vehicles and other property comprising or relating to the Fund.

In addition, the Sub-Advisor will, at its own expense:

(a)	advise the Advisor in connection with investment policy decisions to be made by it regarding the Fund and, upon request, furnish the Advisor with research, economic and statistical data in connection with the Fund’s investments and investment policies;

(b)	submit such reports and information as the Advisor or the Fund may reasonably request to assist the Fund’s custodian (the “Custodian”) in its determination of the market value of securities held in the Fund;

(c)	place orders for purchases and sales of portfolio investments for the Fund;

(d)	give instructions to the Custodian concerning the delivery of securities and transfer of cash for the Fund;

(e)	maintain and preserve the records relating to its activities hereunder required by applicable law to be maintained and preserved by the Advisor, to the extent not maintained by the Advisor or another agent of the Fund, and the Sub-Advisor hereby agrees that all records which it maintains for the fund are the property of the Fund and further agrees to surrender promptly to the Fund copies of any such records upon the Fund’s request;

(f)	as soon as practicable after the close of business each day but no later than 11:00 a.m. Eastern time the following business day, provide the Custodian with copies of trade tickets for each transaction effected for the Fund, provide copies to the Advisor upon request, and promptly forward to the Custodian copies of all brokerage or dealer confirmations;

(g)	as soon as practicable following the end of each calendar month, provide the Advisor with written statements showing all transactions effected for the Fund during the month, a summary listing all investments held in the Fund as of the last day of the month, and such other information as the Advisor may reasonably request in connection with any accounting services that the Advisor provides for the Fund. Advisor acknowledges that Sub-Advisor and Custodian may use different pricing vendors, which may result in valuation discrepancies; and

(h)	absent specific instructions to the contrary provided to it by the Advisor, and subject to its receipt of all necessary voting materials, vote all proxies with respect to investments of the Fund in accordance with the Sub-Advisor’s proxy voting policy as most recently provided to the Advisor.

The Advisor will provide timely information to the Sub-Advisor regarding such matters as inflows to and outflows from the Fund and the cash requirements of, and cash available for investment in, the Fund. The Advisor will timely provide the Sub-Advisor with copies of monthly accounting statements for the Fund, and such other information as may be reasonably necessary or appropriate in order for the Sub-Advisor to perform its responsibilities hereunder.

The Advisor hereby delegates to the Sub-Advisor the Advisor’s discretionary authority to exercise voting rights with respect to the securities and investments of the Fund. The Sub-Advisor’s proxy voting policies shall comply with any rules or regulations promulgated by the Securities and Exchange Commission (“SEC”). The Sub-Advisor shall maintain and preserve a record, in an easily-accessible place for a period of not less than three (3) years (or longer, if required by law), of the Sub-Advisor’s voting procedures, of the Sub-Advisor’s actual votes, and such other information required for the Fund to comply with any rules or regulations promulgated by the SEC. The Sub-Advisor shall supply updates of this record to the Advisor or any authorized representative of the Advisor, or to the Fund on a quarterly basis (or more frequently, if required by law). The Sub-Advisor shall provide the Advisor and the Fund with information regarding the policies and procedures that the Sub-Advisor uses to determine how to vote proxies relating to the Allocated Portion. The Fund may request that the Sub-Advisor vote proxies for the Allocated Portion in accordance with the Fund’s proxy voting policies.

3.	ALLOCATION OF EXPENSES.

Each party to this Agreement shall bear the costs and expenses of performing its obligations hereunder. In this regard, the Advisor specifically agrees that the Fund shall assume the expense of:

(a)	brokerage commissions for transactions in the portfolio investments of the Fund and similar fees and charges for the acquisition, disposition, lending or borrowing of such portfolio investments;

(b)	custodian fees and expenses;

(c)	all taxes, including issuance and transfer taxes, and reserves for taxes payable by the Fund to federal, state or other government agencies; and

(d)	interest payable on any Fund borrowings.

The Sub-Advisor specifically agrees that with respect to the operation of the Fund, the Sub-Advisor shall be responsible for (i) providing the personnel, office space and equipment reasonably necessary for the operation of the Fund, and (ii) the costs of any special Board of Trustees meetings or shareholder meetings convened for the primary benefit of the Sub-Advisor. If the Advisor has agreed to limit the operating expenses of the Fund, the Advisor shall also be responsible on a monthly basis for any operating expenses that exceed the agreed upon expense limit. Nothing in this Agreement shall alter the allocation of expenses and costs agreed upon between the Fund and the Advisor in the Investment Advisory Agreement or any other agreement to which they are parties.

4.	SUB-ADVISORY FEES.

For all of the services rendered with respect to the Fund as herein provided, the Advisor shall pay to the Sub-Advisor a fee (for the payment of which the Fund shall have no obligation or liability), based on the Current Net Assets of the Fund (as defined below), as set forth in Schedule B attached hereto and made a part hereof. Such fee shall be accrued daily and payable quarterly, as soon as practicable after the last day of each calendar quarter. In the case of termination of this Agreement with respect to the Fund during any calendar month, the fee with respect to such Portfolio accrued to, but excluding, the date of termination shall be paid promptly following such termination. For purposes of computing the amount of advisory fee accrued for any day, “Current Net Assets” shall mean the Fund’s net assets, managed by the Sub-Advisor, as of the most recent preceding day for which the Fund’s net assets were computed.

5.	PORTFOLIO TRANSACTIONS.

In connection with the investment and reinvestment of the assets of the Fund, the Sub-Advisor is authorized to select the brokers or dealers that will execute purchase and sale transactions for the Portfolio and to use all reasonable efforts to obtain the best available price and most favorable execution with respect to all such purchases and sales of portfolio securities for said Portfolio. The Sub-Advisor shall maintain records adequate to demonstrate compliance with the requirements of this section. Subject to the policies as the Board of Trustees of the Fund may determine and consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended, the Sub-Advisor shall have the right to follow a policy of selecting brokers who furnish brokerage and research services to the Fund or to the Sub-Advisor, and who charge a higher commission rate to the Fund than may result when allocating brokerage solely on the basis of seeking the most favorable price and execution. The Sub-Advisor shall determine in good faith that such higher cost was reasonable in relation to the value of the brokerage and research services provided and shall make reasonable reports regarding such determination and description of the products and services obtained if so requested by the Fund.

The Advisor authorizes and empowers the Sub-Advisor to direct the Custodian to open and maintain brokerage accounts for securities and other property, including financial and commodity futures and commodities and options thereon (all such accounts hereinafter called “brokerage accounts”) for and in the name of the Fund and to execute for the Fund as its agent and attorney-in-fact standard customer agreements with such broker or brokers as the Sub-Advisor shall select as provided above. The Sub-Advisor may, using such of the securities and other property in the Fund as the Sub-Advisor deems necessary or desirable, direct the Custodian to deposit for the Fund original and maintenance brokerage and margin deposits and otherwise direct payments of cash, cash equivalents and securities and other property into such brokerage accounts and to such brokers as the Sub-Advisor deems desirable or appropriate. The Sub-Advisor shall cause all securities and other property purchased or sold for the Fund to be settled at the place of business of the Custodian or as the Custodian shall direct. All securities and other property of the Fund shall remain in the direct or indirect custody of the Custodian. The Sub-Advisor shall notify the Custodian as soon as practicable of the necessary information to enable the Custodian to effect such purchases and sales.

The Sub-Advisor further shall have the authority to instruct the Custodian (i) to pay cash for securities and other property delivered to the Custodian for the Fund, (ii) to deliver securities and other property against payment for the Fund, and (iii) to transfer assets and funds to such brokerage accounts as the Sub-Advisor may designate, all consistent with the powers, authorities and limitations set forth herein. The Sub-Advisor shall not have authority to cause the Custodian to deliver securities and other property, or pay cash to the Sub-Advisor except as expressly provided herein.

6.	LIABILITY; STANDARD OF CARE.

The Sub-Advisor, its affiliates, agents and employees, shall be indemnified by the Advisor against all liabilities, losses or claims (including reasonable expenses arising out of defending such liabilities, losses or claims):

(a)    arising from Fund’s or the Advisor’s directions to the Sub-Advisor or Custodian, or brokers, dealers or others with respect to the making, retention or sale of any investment or reinvestment hereunder; or

(b)    arising from the acts or omissions of the Advisor, the Custodian or the Fund, their respective affiliates, agents or employees;
except for any such liability or loss which is due to the gross negligence, willful misconduct, or lack of good faith of the Sub-Advisor, its affiliates, agents and employees, or the sub-advisor’s reckless disregard of its duties and obligations. The Sub-Advisor shall also be without liability hereunder for any action taken or omitted by it in good faith and without negligence.

The Sub-Advisor shall comply with all applicable laws and regulations in the discharge of its duties under this Agreement; shall (as provided in Section 2 above) comply with the investment policies, guidelines and restrictions of the Fund; shall act at all times in the best interests of the Fund; and shall discharge its duties with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of a similar enterprise.

However, the Sub-Advisor shall not be obligated to perform any service not described in this Agreement, and shall not be deemed by virtue of this Agreement to have made any representation or warranty that any level of investment performance or level of investment results will be achieved.

7.	TERM AND TERMINATION OF THIS AGREEMENT; NO ASSIGNMENT

(a)    This Agreement shall go into effect as to the Fund on the date set forth above and shall, unless terminated as hereinafter provided, continue in effect for a period of two years from the date of approval by shareholders of the Fund at a meeting called for the purpose of such approval. This Agreement shall continue in effect thereafter for additional periods not exceeding one (l) year so long as such continuation is approved for the Fund at least annually by (i) the Board of Trustees of the Trust or by the vote of a majority of the outstanding voting securities of the Fund and (ii) the vote of a majority of the Trustees of the Trust who are not parties to this Agreement nor interested persons thereof, cast in person at a meeting called for the purpose of voting on such approval. The terms “majority of the outstanding voting securities” and “interested persons” shall have the meanings as set forth in the Investment Company Act of 1940 (the “1940 Act”);

(b)    This Agreement may be terminated by the Trust on behalf of the Fund at any time without payment of any penalty, by the Board of Trustees of the Trust, by the Advisor, or by vote of a majority of the outstanding voting securities of a Fund without the payment of any penalties, upon sixty (60) days’ written notice to the Sub-Advisor, and by the Sub-Advisor upon sixty (60) days’ written notice to the Fund and the Advisor. In the event of a termination, the Sub-Advisor shall cooperate in the orderly transfer of the Fund’s affairs and, at the request of the Board of Trustees or the Advisor, transfer any and all books and records of the Fund maintained by the Sub-Advisor on behalf of the Fund; and

(c)    This Agreement shall terminate automatically in the event of any transfer or assignment thereof, as defined in the 1940 Act. This Agreement will also terminate in the event that the Investment Advisory Agreement is terminated.

8.	SERVICES NOT EXCLUSIVE.

The services of the Sub-Advisor to the Fund are not to be deemed exclusive and it shall be free to render similar services to others so long as its services hereunder are not impaired thereby. It is specifically understood that directors, officers and employees of the Sub-Advisor and of its subsidiaries and affiliates may continue to engage in providing portfolio management services and advice to other investment advisory clients.

9.	AGGREGATION OF ORDERS.

Nothing in this Agreement, shall preclude the combination of orders for the sale or purchase of portfolio securities of the Fund with those for other accounts managed by the Sub-Advisor or its affiliates, if orders are allocated in a manner deemed equitable by the Sub-Advisor among the accounts and at a price approximately averaged.

10.	NO SHORTING; NO BORROWING.

The Sub-Advisor agrees that neither it nor any of its officers or employees shall take any short position in the shares of the Fund. This prohibition shall not prevent the purchase of such shares by any of the officers or employees of the Sub-Advisor or any trust, pension, profit-sharing or other benefit plan for such persons or affiliates thereof, at a price not less than the net asset value thereof at the time of purchase, as allowed pursuant to rules promulgated under the 1940 Act. The Advisor agrees that neither it nor any of its officers or employees shall borrow from the Fund or pledge or use the Fund's assets in connection with any borrowing not directly for the Fund's benefit. For this purpose, failure to pay any amount due and payable to the Fund for a period of more than thirty (30) days shall constitute a borrowing.

11.	AMENDMENT.

No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by all parties.

12.	NONPUBLIC PERSONAL INFORMATION.

Notwithstanding any provision herein to the contrary, the Sub-Advisor hereto agrees on behalf of itself and its directors, trustees, shareholders, officers, and employees (1) to treat confidentially and as proprietary information of the Fund (a) all records and other information relative to the Fund’s prior, present, or potential shareholders (and clients of said shareholders) and (b) any Nonpublic Personal Information, as defined under Section 248.3(t) of Regulation S-P (“Regulation S-P”), promulgated under the Gramm-Leach-Bliley Act (the “G-L-B Act”), and (2) except after prior notification to and approval in writing by the Trust, not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, or as otherwise permitted by Regulation S-P or the G-L-B Act, and if in compliance therewith, the privacy policies adopted by the Trust and communicated in writing to the Sub-Advisor. Such written approval shall not be unreasonably withheld by the Trust and may not be withheld where the Sub-Advisor may be exposed to civil or criminal contempt or other proceedings for failure to comply after being requested to divulge such information by duly constituted authorities.

13.	ANTI-MONEY LAUNDERING COMPLIANCE.

The Advisor acknowledges that, in compliance with the Bank Secrecy Act, as amended, the USA PATRIOT Act, and any implementing regulations thereunder (together, “AML Laws”), the Trust has adopted an Anti-Money Laundering Policy. The Sub-Advisor agrees to comply with the Trust’s Anti-Money Laundering Policy and the AML Laws, as the same may apply to the Sub-Advisor, now and in the future. The Sub-Advisor further agrees to provide to the Trust and/or the Fund’s administrator such reports, certifications and contractual assurances as may be reasonably requested by the Trust. The Trust may disclose information regarding the Sub-Advisor to governmental and/or regulatory or self-regulatory authorities to the extent required by applicable law or regulation and may file reports with such authorities as may be required by applicable law or regulation.

14.	CERTIFICATIONS; DISCLOSURE CONTROLS AND PROCEDURES.

The Sub-Advisor acknowledges that, in compliance with the Sarbanes-Oxley Act, and the implementing regulations promulgated thereunder, the Trust and the Fund are required to make certain certifications and have adopted disclosure controls and procedures. To the extent reasonably requested by the Trust, the Sub-Advisor agrees to use its best efforts to assist the Trust and the Fund in complying with the Sarbanes-Oxley Act and implementing the Trust’s disclosure controls and procedures. The Sub-Advisor agrees to inform the Trust of any material development related to the Fund that the Sub-Advisor reasonably believes is relevant to the Fund’s certification obligations under the Sarbanes-Oxley Act.

15.	NOTICES.

Notices and other communications required or permitted under this Agreement shall be in writing, shall be deemed to be effectively delivered when actually received, and may be delivered by US mail (first class, postage prepaid), by facsimile transmission, by hand or by commercial overnight delivery service, addressed as follows:

ADVISOR:	Pro-Conscience Funds, Inc.
625 Market Street, 16th Floor
San Francisco, CA 94105
Attn: Linda Pei

SUB-ADVISOR:	Boston Trust Investment Management, Inc.
40 Court Street
Boston, MA 02108
Attn: William Apfel

FUND:	Professionally Managed Portfolios
On behalf of the Women’s Equity Fund
615 East Michigan Street, 3rd Floor
Milwaukee, WI 53202
Attn: Chad E. Fickett

16.	GOVERNING LAW.

This agreement shall be construed in accordance with the laws of the state of California.

17.	ASSIGNMENT.

This Agreement may not be assigned by any party, either in whole or in part, without the prior written consent of each other party.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day first set forth above.

PRO-CONSCIENCE FUNDS, INC.

By: /s/ Linda Pei
Name: Linda Pei
Title: President

BOSTON TRUST INVESTMENT MANAGEMENT, INC.

By: /s/ Domenic Calasacco
Name: Domenic Calasacco
Title: President

PROFESSIONALLY MANAGED PORTFOLIOS
On behalf of the Women’s Fund

By: /s/ Robert M. Slotky
Name: Robert M. Slotky
Title: President
EXHIBIT A

INVESTMENT GUIDELINES

The goal of the Fund is to provide long-term capital appreciation by investing primarily in equity securities.

The Fund emphasizes the purchase of common stocks of companies that satisfy certain social responsibility criteria and that are proactive toward women’s social and economic equality. Under normal market conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in equity securities of companies believed to have these characteristics.

The security selection process begins with an analysis of equity market sectors. The Advisor and Sub-Advisor seek to determine which sectors are expected to produce the greatest returns while controlling portfolio risk. This analysis includes the likely outcomes for inflation, profits, employment, the dollar and economic variables, together with the prices of stocks in various sectors. Based upon this analysis, the Advisor and Sub-Advisor construct a portfolio that is considered to achieve appropriate sector and security diversification for the purpose of meeting the Fund’s investment objective.

Within each industry sector, individual stock selection is based upon analysis of the company’s fundamental characteristics including financial strength, response to industry and economy-wide changes and price and cost trends. The Fund seeks to purchase companies with sound competitive positions and strategies. The Fund emphasizes reasonably-valued companies with above-average earnings growth, sustained profitability, and above-average return on invested capital.

Company management is also evaluated based on policies and practices toward women’s social and economic equality. It is Advisor’s belief that companies that make use of the talents and contributions of all employees, including women and minorities, are best equipped to address the needs of our dynamic economic environment and should be more profitable over the long term. The Advisor and the Sub-Advisor look for companies that exhibit some or all of the following socially responsible characteristics:

▪	promote women to top executive positions and compensate them accordingly
▪	have a high percentage of women directors on the board
▪	have strong support from senior executives for workplace equality
▪	provide career development and training programs for women employees including mentoring and company-sponsored women’s networking groups
▪	monitor hiring and promotion activity closely
▪	offer programs addressing work/life balance concerns
▪	use women-owned companies as vendors and service providers
▪	present positive images of women in their advertising, promotion and marketing
▪	are accountable and transparent to employees, investors and the communities in which they operate

Companies that exhibit some or all of the following characteristics are also considered to:

▪	have a good record on minority employment and advancement
▪	exhibit fair employee relations
▪	provide high quality and beneficial products or services
▪	to show leadership on environmental issues

The following characteristics are viewed negatively when selecting potential investments:

▪	has a pattern of Equal Employment Opportunity Act violations
▪	promotes sexist stereotypes in the workplace or in their advertising
▪	markets products that adversely affect women
▪	unwillingness to engage in dialogue concerning women’s issues

SCHEDULE B

FEES

Series of Professionally Managed Portfolios	Annual Fee Rate

Women’s Equity Fund	0.25% of average current net assets of the Fund invested by the sub-adviser